EXHIBIT 23.1
Consent of Independent Auditors
The Board of Directors
Chieftain Sand and Proppant, LLC:
We consent to the incorporation by reference in the registration statement (No. 333-217361) on Form S-8 of Mammoth Energy Services, Inc. of our report dated June 9, 2017, with respect to the consolidated statement of net liabilities in liquidation of Chieftain Sand and Proppant, LLC and its subsidiaries as of December 31, 2016, the related consolidated statement of changes in net liabilities in liquidation for the period from December 13, 2016 to December 31, 2016, the consolidated balance sheets as of December 12, 2016 and December 31, 2015, and the related consolidated statements of operations, changes in members’ deficit, and cash flows for the period from January 1, 2016 to December 12, 2016 and for each of the years in the two-year period ended December 31, 2015, and the related notes to the consolidated financial statements, which report appears in the Form 8‑K of Mammoth Energy Services, Inc. dated August 2, 2017.
Our report dated June 9, 2017 contains an emphasis of matter paragraph that states the Special Committee of the Board of Managers of Chieftain Sand and Proppant, LLC approved a plan of liquidation and management of the Company concluded liquidation was imminent as defined in ASC Subtopic 205-30, Liquidation Basis of Accounting. As a result, the Company has changed its basis of accounting for periods subsequent to December 12, 2016, from the going-concern basis to a liquidation basis.

/s/ KPMG LLP
Minneapolis, Minnesota
August 2, 2017